Exhibit 4.12

THIS EMPLOYMENT CONTRACT is made this 4th day of November, 2013 between POET Technologies Inc. (“the Employer”) and Stephane Gagnon, of Ottawa, Ontario (“the Employee”)

POET TECHNOLOGIES Inc. (the “Employer”) and STEPHANE GAGNON (“the Employee”) have agreed to enter into an employment contract and have agreed that their employment relationship will be governed by the following terms and conditions:

1.                            Employment: The Employee is employed as Senior VP of Operations of the Employer effective November 4th 2013 and you will report to Peter Copetti.

2.                            Responsibilities and Accountability:

1)                            The Employee’s responsibilities will include the following:

a)                           Develop a worldwide customer base and partnerships to bring the POET technologies to market through a controlled monetization process;

b)                           Develop the business strategy to continue to raise funds for the company until it is self-sustaining;

c)                            Support the reduction into standard industry process documentation all fabrication steps associated with POET, whether protected or public, for each prioritized device or system based on POET intellectual property (IP);

d)                           Drive the technical team located at the University of Connecticut to high performance levels, in part by following industry-standard processes of engineering discipline to deliver the companies’ IP-based products to the market.

e)                            Develop strategy for IP-based product definition and commercialization

f)                             Develop a mitigation strategy to cover POET resources, including equipment and staff

2)                            At all times, the Employee’s job description and responsibilities will be subject to reasonable modification by the Employer to meet the needs of the Employer’s business, its customers and its business development.

3.                            Place of Employment: The Employee will perform his duties from his home office at 9 Jarlan Terrace, Kanata, Ontario until such time as the Employer has an office in the Ottawa area.

4.                            Term: The Employee’s employment with the Employer will commence on November 4th 2013 and continue indefinitely until it is terminated in accordance with the provisions of paragraph 11 of this contract.

5.                            Hours of Work: The Employee will work 40 hours per week from Monday to Friday, and such other times as may be required to meet the requirements of the position. The Employee will not be entitled to claim or to be paid overtime regardless of how many hours he may work in any month or year of service with the Employer, it being understood and agreed that the remuneration paid to the Employee under paragraph 7 below is intended to fully compensate the Employee for his efforts, regardless of how many hours he may work for the Employer.

6.                            Service: The Employee will devote his full time and attention to the affairs and interests of the Employer. The Employee covenants and agrees that as long as he is an Employee of the Employer, he will not carry on business or work for or actively participate in any company or business organization.

7.                            Remuneration and Benefits: In consideration of the Employee’s commitments and the performance of his employment responsibilities, the Employer will pay and grant the Employee the following salary and benefits:

1)                            Base Salary: The Employer will pay the Employee a salary of One Hundred and Eighty Thousand ($180,000.00) Dollars per annum, payable in arrears in equal monthly installments of ($15,000), subject to adjustment in accordance with the annual employment review in January of each year of this contract, the first review to be in January 2015.

2)                            Stock Options: You will be recommended for a stock option grant to purchase Five Hundred Thousand shares (500,000) shares of POET Technologies common stock.

On a yearly basis, Stephane Gagnon will be considered for new stock option grant based on performance.

3)                            Vacation: The Employee is entitled to four (4) weeks paid vacation leave in the first year of his employment and in each year thereafter. At all times, the Employee’s vacation is to be taken at times that are mutually agreeable to the Employer and the Employee.

4)                            Sick Leave: The Employee is entitled to a total of six (6) days of paid sick leave per year. The Employer reserves the right to require the Employee to submit a doctor’s certificate confirming the Employee’s medical incapacity or inability to work for the period claimed. On termination of the Employee’s employment, any accumulated sick leave that has not been used will be extinguished and the Employee will not be compensated for any such unused sick leave.

5)                            Statutory Holidays: The Employee is entitled to the following ten (10) paid statutory holidays per year: New Year’s Day, Family Day, Good Friday, Victoria Day, Canada Day, Civic Holiday, Labour Day, Thanksgiving, Christmas Day and Boxing Day.

6)                            Office setup costs: Because the employment will be carried at the employee’s home, POET will reimburse the employee up to $5,000 for expenses incurred to setup the office furniture and equipment (desk, computer, backup system, etc). Receipts will be submitted for the reimbursement.

8.                            Conflict of Interest. The Employee will abide by all employment policies and conflict of interest guidelines and policies established by the Employer for its employees, contractors, officers, administrators and others involved in its activities.

9.                            Confidential Information: The Employee acknowledges and agrees that certain information that he acquires during his employment with the Employer, including all information about customers, sales, pricing, sales or pricing strategies, sales forecasts, business programs or strategies and other such competitive business information, is “confidential information”. The Employee agrees that he will keep all such confidential information in confidence and will not at any time, during his employment or any time thereafter, disclose any such information to anyone or use any such confidential information for any purpose whatsoever other than for the business of the Employer, without the express, written permission of the Employer.

10.                     Non-competition.

1)                            The Employee covenants and agrees that as long as he is an Employee of the Employer, he will not work for, invest in, advise, enter into business relationships with or otherwise serve any business, person, firm or corporation (including one owned by him) which carries on a business reasonably similar to that of the Employer or which may reasonably be said to be in competition with the Employer.

2)                            The Employee covenants and agrees that upon the termination of his employment for any reason, whether terminated by the Employee or the Employer, for a period of six (6) months from the date of termination, he will not work for, invest in, advise, enter into business relationships with or otherwise serve any business, person, firm or corporation (including one owned by him) which carries on a business reasonably similar to that of the Employer.

11.                     Termination of Employment: The parties understand and agree that their employment relationship and this employment contract may be terminated in the following manner in the circumstances specified below:

1)                            By the Employee, at any time, for any reason, upon giving four (4) weeks’ written notice to the Employer. The Employer may waive such notice in whole or in part.

2)                            By the Employer, in its absolute discretion, without any notice or pay in lieu of notice, if it has cause to dismiss without notice or pay in lieu in accordance with the current principles and provisions of the common law of Ontario.

3)                            By the Employer, at any time, for any reason or without a reason, upon giving the Employee Twenty-Six (26) weeks’ written notice, plus an additional Four (4) weeks’ notice for each year of employment completed by the Employee, or by payment of salary in lieu of notice for that period of time.

12.                     Employment Review: In January of each year, the Employer’s CEO will meet with the Employee to assess and review the ongoing requirements and performance of the Employee’s responsibilities and achievements as the Employer’s Senior VP of Business Development. The first such employment review will be in January 2015.

13.                     Personal Contract: This is a personal contract to be performed by the Employee and he may not transfer, assign or sub-contract any responsibilities or elements of his employment to any other person in any manner without the express written approval of the Employer.

14.                     Dispute Resolution: With any and all issues or disputes that may arise under this Agreement, the parties agree that they will attempt to resolve them by open, collaborative negotiation in a way that promotes the best interest of all parties to the Agreement.  With any issue or dispute that they are not able to resolve by negotiation among them, the parties to such issue or dispute will use mediation (by an outside mediator agreeable to everyone involved) to attempt to resolve it.  If any dispute cannot be resolved by negotiation or mediation the parties will consider other reasonable dispute alternatives, including arbitration.

15.                     Other Obligations: The Employee warrants that he has not signed or entered into any agreement or legal obligation with any former employer or any other party that would in any way prevent or limit him from entering into the present employment contract and from honoring and fulfilling all of the terms and responsibilities of his employment with the Employer. The Employee acknowledges and agrees that he is fully and solely responsible for any such obligations he may have to any former employer or any other party and that the Employer has no responsibility for any such obligations.

16.                     Notices

All notices, consents, approvals, statements, authorizations, documents, or other communications (collectively “Notice”) required or permitted to be given under this contract shall be in writing, and shall be delivered personally or transmitted by email transmission or mailed by Xpresspost mail, postage prepaid, to each of the parties at their current email address or postal address as set forth hereunder or at any such address as may be given by either of them to the other in writing from time to time. As of the date hereof, this information for each of the parties is as follows:

1)                            In the case of POET TECHNOLOGIES INC. to:

Email Address:

Postal Address: Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1

2)                            In the case of Stephane Gagnon to:

Email Address:

Postal Address:

17.                     Modification of Agreement: Any modification to this agreement must be in writing and signed by the parties or it shall be void and of no effect.

18.                     Governing Law: This contract shall be construed in accordance with the laws of the Province of Ontario.

IN WITNESS WHEREOF this Agreement has been executed by each of the parties on the date indicated below, to apply and be effective as of November 4th 2013.

Date:	)	POET TECHNOLOGIES INC.
)
)
)
	)	Per:
	)	[Name], President
	)	I have authority to bind the Corporation
)
Date:	)
)
)
)
Witness	)	STEPHANE GAGNON